Exhibit 99.15
Oct 19, 2005 Media Interviews on the Financial Performance of Wipro Limited for the
quarter ended September 30, 2005
Bloomberg
Interviewee: Suresh Senapaty Executive VP & Chief Financial Officer
Bloomberg
What is the status on the BPO, I understand there has been growth recorded for the last few quarters?
Suresh Senapaty
That’s right. I think we are doing well. We have done well in terms of expanding the margins by 40 basis points last quarter. Like we said that the growth will continue to be muted and stay muted for some time for another few quarters. We have a strategic approach in terms of enhancing the non-voice part of the business which we have increased, that share was up by about one percentage point last quarter.
Bloomberg
What’s the mix of voice and non-voice business?
Suresh Senapaty
16% non-voice, we will grow about 15-16%. Our objective is to improve that inch by inch which means by March 2006 we will have a little better mix than what we have today. So our objective is to (a) prioritize all the value-added voice services like technical helpdesk or transaction processing and so on and so forth as opposed to only voice, but voice is part of the solution of course. That is how we are driving the business.
Bloomberg
So did you add any employees in the BPO business this quarter?
Suresh Senapaty
No.there was no net addition in the BPO headcount
Bloomberg
Was there net reduction?
Suresh Senapaty
Net reduction.of 600 headcount
Bloomberg
Okay, and then this is the quarter of course in which you would increase salaries?
Suresh Senapaty
That’s right, with effect from 1st of October
Bloomberg
And what is it?
Suresh Senapaty
We have not articulated the percentage on the BPO side. But on the IT side, we are giving a compensation only effective 1st of November. 1st of November, so part of the quarter will get the effect of that and if you look at the increase, it will average about 12% which will impact the margins about 1.5%.
Bloomberg

I am sorry; it will reduce your profit margins by 1.5%?
Suresh Senapaty
It will impact by about 1.5%, but we are sure that there are enough levers for us to be able to mitigate the amount of that and hence we are expecting the margins to be fairly stable. if you look at the Q2 we have margin expansion of 40 basis points in our global IT services, it went up to 24.4%, from about 24%. So going forward, we think we will move in a very narrow range because we have levers in terms of product mix, in terms of the bulge mix, on account of visa expenses or in terms of the onsite-offshore mix, all this will help us offset some of this. The compensation increase impact, we expect over Q3 and Q4. Because in Q3, the compensation increase is about 12%, which is middle of the quarter on 1st of November, for the offshore employees. The onsite increase will be effective for the next quarter, which is Q4. So part of the compensation increase will be felt in Q4 and part of it in Q3.
Bloomberg
This 12% we are talking about is offshore.
Suresh Senapaty
Offshore, part of it will be in the current quarter.
Bloomberg
Okay, onsite comes in Q4.
Suresh Senapaty
Onsite will be effective in Q4.
Bloomberg
Do you already know how much rate will be onsite?
Suresh Senapaty
We have not specifically articulated because that will come in the next quarter. Current quarter is almost known fact.
Bloomberg
Okay, and the 12% increase, is that at the entry level, middle level, or how will be spread?
Suresh Senapaty
It is average.
Bloomberg
Can you guide anything where the bulk of the increase is?, Will it strictly go to the entry level, is that where, or can you provide us with specific numbers or a rate specific for mid level?
Suresh Senapaty
It is not possible to split that out. All I can say is the average will be 12%
Bloomberg
Okay. The Q2 operating margins fell 2.8%, right?
Suresh Senapaty
No, it has increased by about 30-40 basis points.

Bloomberg
For the global IT, US GAAP you said the operating income to revenue for the quarter was 23.8% representing a decline of approximately 3.1% in the PBIT.
Suresh Senapaty
That is YoY.
Bloomberg
Okay. So quarter over quarter, you are saying it is a 40 basis point increase, right?
Suresh Senapaty
Yes. You have to look at the growth story. I think the overall the growth story in dollar terms, we grew about 8.1%, rupee terms we grew sequentially about 9.3%, and if you look at the growth the profits were approximately 430.7 versus the guidance of about $420 million, and the growth had been across which has been led by financial services double digit growth, across the services double digit growth. In terms of practices if you look at it has TIS infrastructure services double digit, testing services double digit, and geographic perspective if you look at Europe double digit, and the highest head count increase of net 4575 people.
Bloomberg
Is that your highest record?
Suresh Senapaty
Highest record in the IT services side, that’s right.
Bloomberg
In the meantime what happened to pricing for customers?.
Suresh Senapaty
If you look at the coupon rate there has been no change, but actually there is a pricing decline that we saw in the last quarter. It was primarily because you had seen an increase in the pricing in the last quarter because of spike we had in terms of risk reward deal , which we had communicated at that time and to correct that there is a marginal decline. So that has to do with the customer mix, etc., etc., and is not necessarily a trend. So we think pricing will continue to be stable.
Bloomberg
What’s happening to billing rates for the new customers?
Suresh Senapaty
Though there is marginal decline in pricing, we feel pricing will remain stable. The pricing for new customers is encouraging.
Bloomberg
Return on capital employed, currently 61% on a year-on-year.
Suresh Senapaty
You know if you look at the global IT services, you live on quarter-on-quarter so YoY is history, but it is primarily because we had a decline in the operating margin in Q4 and you saw a little bit of expansion in Q1 and again an expansion in Q2, so we think overall it is a good story and going forward it looks like it is going to stay stable.
Bloomberg
Okay, mergers and acquisitions.
Suresh Senapaty
Yes, but I think we are in the process and that’s all I can say at this point in time. But we had identified the areas in which we are looking for target which will help us accelerate the growth, which will help us give resources with niche skill, or the customer acquisition area and I think we are in certain discussions and we will soon know the outcome.
Bloomberg
Can you tell us what areas you have targeted to acquire with reference to acquisition?
Suresh Senapaty
Well they are niche areas in terms of the skill sets, whether it is the technology part of the business or the enterprise part of the business. They are in areas like ceratin package implementations where our customers are small or not large enough, so all of them are different geography which can be taken care. So it is a combination of multiple factors; its geography, customer, niche skills.
Bloomberg
All right. One last question, is the tax issue we talked about earlier behind you? The Government of India, does it think that you will still dispute?
Suresh Senapaty
No, they are various stages of appeal and are progressing
Bloomberg
Do you know when they will be resolved at all?
Suresh Senapaty
No, they are still going on.
Bloomberg
I will keep the rest of my questions for the press conference. Thank you so much.